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================================================================================


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

For the month of August 11, 2005.

Commission File Number 033-74656-99


                          WESTERN FOREST PRODUCTS INC.
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)


       3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
-------------------------------------------------------------------------------
                    (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(1):   [ ]

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(7):   [ ]

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.   Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________.


================================================================================

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                WESTERN FOREST PRODUCTS INC.
                                             -----------------------------------
                                                        (Registrant)

Date           August 11, 2005              By        /s/ Paul Ireland
     -----------------------------------       ---------------------------------
                                                         (Signature)*
                                                         Paul Ireland
                                                    Chief Financial Officer

----------
*Print the name and title under the signature of the signing officer.


                     PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
SEC 1815 (11-02)     CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
                     THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                         [WESTERN FOREST PRODUCTS LOGO]


                                  WESTERN FOREST PRODUCTS INC.
                                  435 Trunk Road
                                  Duncan, British Columbia
                                  Canada V9L 2P9
                                  Telephone:     250 748 3711
                                  Facsimile:     250 748 6045


                          WESTERN FOREST PRODUCTS INC.

FOR IMMEDIATE RELEASE                                                  TSX:  WEF

WESTERN ANNOUNCES 2ND QUARTER RESULTS


August 11, 2005 -- Duncan, British Columbia. Western Forest Products Inc. ("Western" or the "Company") announced today the Company's results for the 2nd quarter ended June 30, 2005. The Company will host a teleconference call on Monday, August 15, 2005 at 10:00 a.m. PST (1:00 p.m. EST) on the Company's results. (See below for details on participation.)

Reflecting poor lumber and pulp markets, higher anti-dumping duty rates, a foreign exchange translation loss on the Secured Bonds and a non-cash write down of the Silvertree sawmill, we incurred a loss of $37.2 million ($1.45 per share) in the second quarter compared to a loss of $5.3 million ($0.21 per share) in the first quarter. EBITDA was negative $2.3 million in the quarter compared to positive $8.7 million during the first three months of 2005.

                                Q2 2005 OVERVIEW
--------------------------------------------------------------------------------
o EBITDA for the solid wood segment of negative $2.2 million, down from positive $11.0 million in the first quarter reflecting increased anti-dumping deposits, lower sales margins, and lumber and pulp log inventory write downs.

o EBITDA for the pulp segment of negative $0.7 million compared to positive $1.9 million in the prior quarter as result of lower pulp prices and pulp inventory write downs.

o Received $11.7 million proceeds from the sale of a previously closed Vancouver sawmill site
--------------------------------------------------------------------------------

Reynold Hert, President & CEO commenting on the results noted, "The results for the quarter were obviously very disappointing. As a result of the ongoing strategic review of our operations, we have begun to implement a number of initiatives to improve our solid wood segment with a focus on increasing the long-term cash flow potential of this business. The first part of this strategy was announced on August 4, 2005 with the reduction in the number of operating sawmills from six to four. This will increase the utilization of the Company's best assets and drive down unit costs in order to make us more competitive. We are also implementing a number of non-capital plans with a focus on developing an expanded presence in the cedar and dry hemlock markets, continuing the process of integrating our operations from logging through to sales and marketing, and hiring the management talent necessary to implement the changes. We expect to start seeing the positive impact of this on our results late in the year and building as we move through 2006. We have closely managed our cash to ensure we have sufficient liquidity to start making these investments for the longer-term health of the Company, and with operating conditions expected to remain difficult for the balance of the year we will need to maintain this effort."

About Western:

Western is an integrated Canadian forest products company and the second largest coastal woodland operator in British Columbia. Principal activities conducted by Western and its subsidiaries include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, value-added remanufacturing and producing NBSK pulp. Over 95% of Western's logging is conducted on government owned timberlands in British Columbia. All of Western's operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in 25 to 30 countries worldwide.

Forward Looking Statement

This press release contains statements that are forward-looking in nature. Those statements appear in a number of places herein and include statements regarding the intent, belief or current expectations of Western, primarily with respect to market and general economic conditions, future costs, expenditures, available harvest levels and future operating performance of Western. Such statements may be indicated by words such as "estimate", "expect", "anticipate", "plan", "intend", "believe", "will", "should", "may" and similar words and phrases. Readers are cautioned that any such forward-looking statements are not guarantees and may involve known and unknown risks and uncertainties, and that actual results may differ from those expressed or implied in the forward-looking statements as a result of various factors, including general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign-currency exchange rates, changes in government regulation, fluctuations in demand and supply for Western's products, industry production levels, the ability of Western to execute its business plan and misjudgements in the course of preparing forward-looking statements. The information contained under the "Risk Factors" section of Western's Annual Information Form and under the "Risk Factors" section of Western's Form 20-F/A identifies important factors that could cause such differences. All written and oral forward-looking statements attributable to Western or persons acting on behalf of Western are expressly qualified in their entirety by the foregoing cautionary statements. Western does not expect to update forward-looking statements as conditions change.

TELECONFERENCE CALL NOTIFICATION: MONDAY, AUGUST 15, 2005 AT 10:00 A.M. PST/ 1:00 P.M. EST ON MONDAY, AUGUST 15, 2005, WESTERN FOREST PRODUCTS INC. WILL HOST A TELECONFERENCE CALL AT 10:00 A.M. PST (1:00 P.M. EST). TO PARTICIPATE IN THE TELECONFERENCE PLEASE DIAL 1-800-814-4890 IN CANADA AND THE U.S. (TOLL FREE) AND IN TORONTO OR INTERNATIONALLY, 416-640-4127 BEFORE 10:00 A.M. PST (1:00 P.M.
EST). THIS CALL WILL BE TAPED, AVAILABLE ONE HOUR AFTER THE TELECONFERENCE, AND ON REPLAY UNTIL AUGUST 29, 2005. TO HEAR A COMPLETE REPLAY, PLEASE CALL 1-877-289-8525 IN CANADA AND THE U.S. (TOLL FREE), PASSCODE 21131875# OR IN TORONTO AND INTERNATIONALLY, 416-640-1917, PASSCODE 21131875#. THIS CALL WILL ALSO BE WEBCAST FROM WESTERN'S WEBSITE AT WWW.WESTERNFOREST.COM.

FOR FURTHER INFORMATION CONTACT: REYNOLD HERT 250 715 2207
PAUL IRELAND 250 715 2209

[WESTERN FOREST PRODUCTS LOGO]


WESTERN FOREST PRODUCTS INC. -- 2005 SECOND QUARTER REPORT


MANAGEMENT'S DISCUSSION & ANALYSIS

The following discussion and analysis reports and comments on the financial condition and results of operations of Western Forest Products Inc. (the "Company", "us", "we", or "our"), on a consolidated basis, for our second quarter ended June 30, 2005 to help security holders and other readers understand our Company and the key factors underlying our financial results. You should read this discussion and analysis in conjunction with our consolidated financial statements and related notes thereto, for the second quarter ended June 30, 2005, and our audited consolidated financial statements and management's discussion and analysis ("MD&A") for the period from July 28, 2004 to December 31, 2004 (the "2004 Annual Report") which are filed on SEDAR at www.sedar.com under our Company's name.

We acquired the solid wood and pulp business of Doman Industries Limited ("Doman") and certain of its subsidiaries (collectively with Doman, the "Predecessor") on July 27, 2004 in connection with the implementation of the Predecessor's Plan of Compromise and Arrangement under the Companies' Creditors Arrangement Act (Canada) and Reorganization under the Canada Business Corporations Act (the "Plan"). This discussion and analysis also compares our results for the second quarter and six months ended June 30, 2005 with our Predecessor's results in the comparable periods of 2004. The consolidated financial and other information of the Company issued subsequent to the Plan implementation may not be comparable with the consolidated financial information and other information issued by the Predecessor prior to the Plan implementation due to differences in our corporate and financial structure from that of our Predecessor, the application of "fresh start" accounting as explained in note 1 of our audited consolidated financial statements as a result of the implementation of our Predecessor's Plan and differences in certain accounting policies from those applied by our Predecessor. Accordingly, the discussion and analysis of our financial condition and results of operations compared to our Predecessor should be reviewed with caution.

Unless otherwise noted, the information in this discussion and analysis is updated to August 9, 2005. All financial references are in Canadian dollars unless otherwise noted.

SUMMARY OF SELECTED RESULTS FOR THE QUARTER AND SIX MONTHS

                         Three Months Ended   Three Months Ended   Six Months Ended   Three Months Ended    Six Months Ended
 (millions of dollars)     June 30, 2005        March 31, 2005      June 30, 2005        June 30, 2004        June 30, 2004
                               Company               Company            Company         Predecessor(1)        Predecessor(1)
----------------------------------------------------------------------------------------------------------------------------
Sales                       $  186.4             $   162.7           $   349.1           $   228.6            $   391.6

Countervailing &
anti-dumping duties         $  (13.6)            $    (8.6)          $   (22.1)          $   (12.6)           $   (22.1)

EBITDA                      $   (2.3)            $     8.7           $     6.4           $    47.0            $    62.8

Write-down of
property, plant and
equipment                   $   (8.5)            $     --            $    (8.5)          $     --             $     --

Operating earnings
(loss)                      $  (21.1)            $     2.5           $   (18.6)          $    29.8            $    34.2

Interest expense            $  (12.0)            $   (11.8)          $   (23.8)          $   (32.4)           $   (62.4)

Foreign exchange loss
on long-term debt           $   (3.3)            $    (1.6)          $    (4.9)          $   (15.1)           $   (25.1)

Net loss attributable
to common shares            $  (37.2)            $    (5.3)          $   (42.5)          $   (30.3)           $   (75.9)
----------------------------------------------------------------------------------------------------------------------------
Per share:

Basic                       $  (1.45)            $   (0.21)          $   (1.66)          $   (0.71)           $   (1.79)

Diluted                     $  (1.45)            $   (0.21)          $   (1.66)          $   (0.71)           $   (1.79)
----------------------------------------------------------------------------------------------------------------------------

(1) Q2 and six months of 2004 restated for the sale of the Port Alice pulp mill by our Predecessor in May, 2004.

WESTERN FOREST PRODUCTS INC.        2        2005 SECOND QUARTER REPORT


OVERVIEW

The net loss for the second quarter and first six months of 2005 was $37.2 million ($1.45 per share) and $42.5 million ($1.66 per share), respectively compared to a net loss of $5.3 million ($0.21 per share) in the first quarter of 2005 and net losses attributable to the common shareholders of our Predecessor of $30.3 million ($0.71 per share) and $75.9 million ($1.79 per share) in the corresponding periods of 2004. The results for the quarter reflect the recently announced restructuring of our sawmill operations, higher anti-dumping duty deposit rates, lower margins realised on lumber and pulp sales and increased logging costs.

On August 4, 2005 the Company announced the restructuring of its sawmill operations. Following a review of individual sawmill current and future operating potential it was determined that the Silvertree sawmill should be closed, dismantled and the site sold and the Saltair sawmill should be curtailed pending a review of options to determine if there are viable alternatives for it to operate on a profitable basis. This restructuring will enable the Company to consolidate its sawmill operations into four lower cost sawmills working two or three shifts instead of the six sawmills currently operating one or two shifts. This will also enable the Company to focus its capital and operating effectiveness programs in fewer sawmills as it moves to improve the overall efficiency and cost effectiveness of the operations. Fixed costs at the closed sawmill in the amount of approximately $4 million annually will be eliminated as will a portion of the fixed costs at the curtailed unit. Unit costs at the remaining operating sawmills should also decrease due to the increased throughput.

As a result of the restructuring the Company has recorded a non-cash write-down for the impairment in the carrying value of the Silvertree sawmill as at June 30, 2005 of $8.5 million based on the estimated proceeds following site clean up and sale. A further provision of approximately $7.2 million will be taken in the third quarter with respect to the estimated severance payable to the employees. No provisions have been recorded with respect to the Saltair sawmill at this time pending determination of its future use, if any.

Both operating earnings and EBITDA were negatively impacted in the amount of $2.9 million by the higher rate of anti-dumping duty that the Company is currently required to pay while its application for change in circumstance is reviewed by the US Department of Commerce.

The following table and discussion indicates the major factors impacting EBITDA for the current quarter compared to EBITDA as reported in the previous quarter:

(millions of dollars)
---------------------------------------------------------------------------------
EBITDA for the three months ended March 31, 2005                      $     8.7
Increased anti-dumping duty rates and shipments to the US                  (4.7)
Lower margins on lumber sales due to price and mix                         (4.5)
Increased write-down of lumber inventories                                 (3.3)
Lower achieved NBSK pulp prices                                            (2.5)
Increased pulp log write-downs due to higher production                    (2.3)
Higher external log sales and prices achieved                               3.7
Foreign exchange gains                                                      2.2
Increased volume of lumber sales                                            1.9
Other                                                                      (1.5)
                                                                      -----------
EBITDA for the three months ended June 30, 2005                       $    (2.3)
                                                                      ===========


EBITDA for the current quarter changed compared to the previous quarter due to:

o increased anti-dumping rates as discussed above in addition to which there was a slight increase in the percentage of lumber shipped to the US;

o lower margins were achieved on our overall sales of hemlock during the quarter due to mix and price and there was a higher proportion of lower margin fir sold in the quarter relative to the second quarter;

WESTERN FOREST PRODUCTS INC.        3        2005 SECOND QUARTER REPORT


o lower market prices at the end of June resulted in higher lumber inventory write-downs;

o   NBSK pulp prices fell an average of 4% in the quarter;

o pulp log production was approximately 72% higher in the second quarter resulting in increased pulp log write-downs as unit cost of production exceeds market value;

o   external log sales increased by 28% and average log prices received by 11%;

o   a weaker Canadian dollar resulted in foreign exchange gains; and

o   lumber sales volumes were approximately 9% higher than the second quarter.

EBITDA in the six months ended June 30, 2005 decreased to $6.4 million compared to $62.8 million recorded by our Predecessor in the comparable period of 2004. The decrease of $56.4 million is primarily attributable to the lower average lumber, log and pulp prices received in 2005 ($25.6 million); changes in the accounting policy for the treatment of spur roads ($8.1 million) (we expense directly whereas our Predecessor capitalized and amortised); the write-down of lumber inventories to market value due to lower lumber prices and the change in accounting policy to treat each species separately instead of netting profits and losses across species ($10.5 million); increases in logging costs primarily due to fuel and camp costs ($6.4 million); and higher freight costs ($5.0 million). Partially offsetting this, the provision for losses on pulp log inventories (our Predecessor netted unrealised losses on pulp log inventories against the unrealised profits on saw log inventories) resulted in an increase in EBITDA during the six months of $4.6 million.

WESTERN FOREST PRODUCTS INC.        4        2005 SECOND QUARTER REPORT


SOLID WOOD SEGMENT

                                            Three Months      Three Months       Six Months      Three Months       Six Months
(millions of dollars except where              Ended             Ended             Ended             Ended            Ended
noted)                                     June 30, 2005     March 31, 2005    June 30, 2005     June 30, 2004    June 30, 2004
                                              Company           Company           Company         Predecessor      Predecessor
----------------------------------------   ---------------   ---------------   ---------------   --------------   --------------
Lumber sales                                   $ 107.5          $  97.3            $ 204.8           $ 116.5           $ 217.6

Log sales                                         26.0             18.2               44.2              53.4              67.5

By-product sales                                   7.0              7.1               14.1               6.5              11.8
                                               -------          -------            -------           -------           -------
                                               $ 140.5          $ 122.6            $ 263.1           $ 176.4           $ 296.9
                                               =======          =======            =======           =======           =======


EBITDA                                         $   2.2          $  11.0            $  13.2           $  37.0           $  54.7

EBITDA margin                                      1.6%             9.0%               5.0%             21.0%             18.4%

Operating earnings (loss)                      $ (16.0)         $   5.5            $ (10.5)          $  22.5           $  31.0

Total assets employed                          $ 577.0          $ 584.1            $ 577.0           $ 507.8           $ 507.8

Lumber production -- millions of board
feet                                               186              185                371               175               330

Lumber sales -- millions of board feet             176              162                338               171               346

Log production -- thousands of cubic
metres                                           1,148              498              1,646             1,158             1,927

Log purchases -- thousands of cubic                192              200                392               421               739
metres

Log sales -- thousands of cubic metres             213              166                379               449               549

Internal Log consumption -- thousands of
cubic metres                                       844              875              1,719               936             1,745

Average lumber sales revenue per
thousand board feet                            $   612          $   599            $   606           $   681           $   629

Average log sales revenue per cubic
metre                                          $   122          $   110            $   117           $   119           $   123


The solid wood segment had an operating loss of $16.0 million in the quarter and a loss of $10.5 million in the six months compared to operating earnings of $5.5 million in the first quarter of 2005 and operating earnings of $22.5 million and $31.0 million in the comparative period of 2004. As previously discussed, operating earnings were impacted by the $8.5 million non-cash write-down of property plant and equipment for the closure of the Silvertree sawmill as part of our sawmill operations restructuring.

EBITDA for the solid wood segment decreased to $2.2 million in the second quarter compared to $11.0 million in the first quarter and $37 million in the corresponding quarter of 2004.

During the second quarter we were notified by the US Department of Commerce ("USDOC") that we were not entitled to use the reduced "all others rate" of 3.78% for the US anti-dumping duty unless we filed a changed circumstances review request with the USDOC to confirm that we are the successor in interest to our Predecessor. We subsequently filed an application for an expedited changed circumstances review. In the interim we have been posting anti-dumping deposits at the recently revised higher rate of 11.54%, which has resulted in an increase in the countervailing and anti-dumping expense for the quarter of approximately $2.4 million. In addition, as we had been posting deposits at our Predecessors' "all others rate" of 3.78% with respect to the period from December 20, 2004 to April 26, 2005, we have been required to post an additional $0.5 million to June 30, 2005 which we have expensed in these financial statements. A favourable preliminary ruling was issued in July and a final ruling is expected in August 2005. When combined with higher sales volumes and a higher proportion of sales to US customers during the quarter, the anti-dumping and countervail duty expense increased by approximately $5.0 million in the second quarter compared to the first quarter.

Lumber sales increased to 176 million board feet in the second quarter of 2005 from 162 million board feet in the first quarter as conditions improved from the first quarter's un-seasonally poor weather and logistical difficulties in obtaining rail cars to move our lumber into the United States. Volumes of lumber sold for the second quarter and first six months were similar to the corresponding periods of 2004. Overall average lumber prices received in the second quarter of 2005,

WESTERN FOREST PRODUCTS INC.        5        2005 SECOND QUARTER REPORT


when translated into Canadian dollars, also improved to $612 per thousand board feet compared to $599 in the first quarter. For the first six months of 2005 the average price received was $606 per thousand board feet compared to $629 in the comparable period of 2004. The improvement in average prices received compared to the first quarter was primarily attributable to product mix with a higher proportion of fir lumber sales and a lower proportion of hemlock. Actual prices received by species were relatively unchanged except for a small increase in cedar. The increased proportion of fir sales and lower hemlock had a negative impact on solid wood EBITDA as the margins for fir are lower than for hemlock.

Log production increased to 1.148 million cubic metres in the second quarter compared to 0.498 million cubic metres in the first quarter as the first quarter's results were impacted by the delayed start up of logging operations due to higher than optimum inventories. The delay in commencing logging operations also resulted in lower log production for the six months ended June 30, 2005 compared to the same period in 2004. Logging production costs increased by just over $4 per cubic metre in the second quarter as we harvested more volume from the higher cost logging areas such as the Nootka and Mainland regions. Logging activity is typically higher in the second quarter to take advantage of the better logging conditions and lower costs than during the summer period.

The higher log production also resulted in higher third party log sales compared to the previous quarter. Average log prices received increased to $122 per m(3) compared to $110 per m(3) as a result of the sale of higher quality logs. Pulp log production in the second quarter also exceeded the first quarter and resulted in an additional charge to period earnings of $2.3 million due to the lower market pulp log price compared to the cost of production. Higher log production in the quarter also resulted in higher amortization charges for the period as it is primarily based on units of production. Log sales were lower in the second quarter of 2005 compared to the same period of 2004 as the prior year included pulp log sales to Port Alice Specialty Cellulose Inc. from May 11 (the date the Port Alice pulp mill was sold by our Predecessor to them) to June 30, 2004.

WESTERN FOREST PRODUCTS INC.        6        2005 SECOND QUARTER REPORT


PULP SEGMENT

                         Three Months Ended   Three Months Ended   Six Months Ended    Three Months Ended   Six Months Ended
(millions of dollars       June 30, 2005        March 31, 2005        June 30, 2005      June 30, 2004       June 30, 2004
except where noted)           Company              Company               Company         Predecessor(1)       Predecessor(1)
-----------------------  ------------------   ------------------   ----------------    ------------------   ----------------
Sales                          $ 45.9            $ 40.1                $ 86.0              $  52.2               $  94.6

EBITDA                         $ (0.7)           $  1.9                $  1.2              $  12.2               $  12.3

EBITDA margin                    (1.5)%             4.7%                  1.4%                23.3%                 13.0%

Operating earnings
(loss)                         $ (1.4)           $  1.2                $ (0.2)             $   9.6               $   7.6

Total assets employed          $ 86.4            $ 86.5                $ 86.4              $ 232.6               $ 232.6

Pulp production
-- thousands of tonnes             72                67                   139                   72                   136

Pulp sales -- thousands
of tonnes                          73                62                   135                   66                   127

Average pulp revenue
per tonne                      $  624            $  651                $  635              $   797               $   749

Average pulp price
delivered to Northern
Europe -- (US$ per
tonne)(2)                      $  620            $  640                $  630              $   647               $   619

Average pulp price
delivered to Northern
Europe -- (C$ equivalent
per tonne)(2)                  $  769            $  785                $  777              $   872               $   826


(1) 2004 restated for the sale of the Port Alice pulp mill which was sold by our Predecessor in May 2004.

(2) Benchmark prices sourced from Resource Information Systems, Inc. Canadian equivalent translated at average exchange rate for the period

There was an operating loss from the pulp segment during the quarter of $1.4 million compared to operating earnings of $1.2 million in the first quarter and $9.6 million in the comparative quarter of 2004. EBITDA for the pulp segment in the quarter was negative $0.7 million compared to positive $1.9 million in the first quarter and positive $12.2 million in the second quarter of 2004. Results in the quarter were negatively impacted by a 4% decrease in pulp prices received compared to the first quarter of 2005 and a 22% decrease compared to the second quarter of 2004. In addition cash production costs were higher as a result of the write-down of the pulp inventory to the lower of cost and market.

Production in the quarter benefited from both more operating days (90 compared to 86) and higher daily volumes as the mill operated well in the quarter.

OTHER CORPORATE ITEMS

Selling and administration expense decreased to $5.5 million in the quarter compared to $6.2 million in the first quarter and the $6.0 million recorded by our Predecessor in the second quarter of 2004 primarily due to lower legal and consulting costs.

Interest expense and foreign exchange loss on the translation of long-term debt costs recorded in 2005 are not directly comparable to the amounts recorded by our predecessor in 2004 due to the different capital structures.

Financial restructuring costs recorded by our Predecessor in 2004 relate to the costs of implementing the Plan. Discontinued operations of our Predecessor relate to the results of the Port Alice pulp mill prior to its sale by them in May, 2004.

Other income primarily represents reimbursements from the BC Government for project engineering and other costs incurred by our Predecessor with respect to certain timber cutting rights taken back by the BC Government under the Forestry Revitalisation Plan.

WESTERN FOREST PRODUCTS INC.        7        2005 SECOND QUARTER REPORT


CHANGES IN FINANCIAL POSITION AND LIQUIDITY

                         Three Months Ended   Three Months Ended   Six Months Ended    Three Months Ended   Six Months Ended
(millions of dollars       June 30, 2005        March 31, 2005        June 30, 2005      June 30, 2004       June 30, 2004
except where noted)           Company              Company               Company         Predecessor(1)       Predecessor(1)
-----------------------  ------------------   ------------------   ----------------    ------------------   ----------------
Cash flow from
operations                    $ (15.8)            $  15.2             $  (0.6)            $  (3.4)            $  (3.3)

Capital additions             $  (8.8)            $  (2.5)            $ (11.3)            $ (13.0)            $ (18.8)

Change in bank
indebtedness                  $  12.0             $ (10.9)            $   1.1             $  11.4             $  14.0

Financial ratios:

Current assets to
current liabilities              1.80                1.93                1.80                n/a                 n/a

Debt to shareholders
equity                           2.25                1.83                2.25                n/a                 n/a

Debt to market
capitalization                   4.41                2.43                4.41                n/a                 n/a

 (1) Q2 and six months of 2004 restated for the sale of the Port Alice pulp mill by our Predecessor in May, 2004.

There was negative cash flow from operations in the quarter of $15.8 million compared to positive cash flow of $15.2 million in the first quarter and negative $3.3 million in the second quarter of 2004. The $31.0 million decrease in cash flow from operations compared to the previous quarter is primarily attributable to the changes in EBITDA discussed above, the payment of interest on the Secured Bonds and cash consumed by working capital, primarily inventory and prepaids. We deliberately increased log inventories in the second quarter as this is a low cost quarter for logging operations. Logging will be curtailed in the higher cost summer months.

The basic structure of the Company needs improvement for long-term profitability and cash flow. Our strategy is to balance the need to maintain the liquidity of the Company while at the same time ensuring there is sufficient cash available to make the needed structural changes and capital investments. During the first and second quarter the focus was on increasing liquidity to enable changes, such as the recently announced sawmill restructuring with the closing of the Silvertree sawmill, curtailment of the Saltair sawmill and plan to operate the Duke Point, Ladysmith and Cowichan Bay sawmills on three shifts. Management is exercising discipline in the management of cash through operations, inventory, receivables and payables, as well as in assessing the value of individual assets to the Company, in order to maintain liquidity during the process of making the needed changes.

We elected to defer payment of 50% of the interest due on June 30, 2005 as permitted under the terms of our Secured Bond Indenture. This action was taken as a precautionary measure to maintain the Company's liquidity. There are a number of individually significant cash outlays that occur during the June, July and August, 2005 time period for items such as the bond interest payment, property taxes, vacation pay and the Squamish pulp mill annual maintenance program, that, when combined, would reduce our liquidity. The deferral of interest may continue for up to 10 consecutive semi-annual periods, but may not continue beyond the date of maturity of the Secured Bonds. The deferred interest, amounting to $10.3 million, carries interest at 15% which is payable on the semi-annual interest payment dates during the period of deferral.

Additions to property, plant and equipment in the second quarter primarily relating to improvements at the Duke Point sawmill and logging equipment were $2.9 million compared to $0.4 million in the first quarter and $2.1 million in the second quarter of 2004. Expenditures on logging roads totalled $11.4 million in the quarter and $16.0 million for the year to date of which $5.9 million relating to intermediate and mainline logging roads was capitalised in the quarter ($7.9 million for the year to date) with the balance relating to spur roads expensed in accordance with the Company's accounting policy. This was lower than expected due to the slow start up of logging operations in the first quarter as previously discussed. During the second quarter we received $12.4 million from property disposals relating to the sale of a previously closed sawmill site in Vancouver and the reclassification of $0.6 million proceeds from the BC Government in connection with the Bill 28 takeback from other income. The proceeds on sale of the former sawmill site are subject to the Secured Bond Indenture and were deposited in the working capital reserve.

Cash decreased by $11.9 million and bank indebtedness increased by $12 million (total use of funds of $23.9 million) during the second quarter due to the funding of the negative cash flow from operations and additions to property, plant and equipment.

At June 30, 2005 the Company had a cash balance of $0.1 million, the working capital reserve of $33.1 million and available credit of $16.7 million under its credit facility to meet its operational requirements. Due to the highly cyclical nature of our business we believe we need available liquidity of approximately $50 million to enable us to have sufficient reserve for market downturns.

WESTERN FOREST PRODUCTS INC.        8        2005 SECOND QUARTER REPORT


In response to lower than forecast sales and following our increased logging in the second quarter, to reduce the amount of cash tied up in log and lumber inventories we are taking down-time at both our logging and sawmilling operations over the summer. Taking this down-time should enable us to reduce our log and lumber inventories and generate cash over the August to October time period. This cash will reduce the amount drawn on our line of credit and increase the available credit for future draws.

SELECTED QUARTERLY INFORMATION

To assist shareholders and other readers understand our business, we have included as Appendix A to the MD&A a table of the financial results and operating data for the Company and its Predecessor for the last eight quarters. Note that in the case of the Predecessor the amounts shown do not extend beyond the operating earnings (loss) line as a comparison of items below that line is not meaningful as a result of the Predecessors different capital structure.

In a normal operating year, there is some seasonality to the Company's operations with higher activity in the second and third quarters as construction activity, particularly in the US tends to be higher. Logging activity may also vary depending on weather conditions due to snow and ice in the winter and the threat of forest fires in the summer.

RISKS AND UNCERTAINTIES

Our business is subject to a number of risks and uncertainties which are described in this quarterly report, our 2004 Annual Report, Annual Information Form and our Form 20-F/A filed with the US Securities and Exchange Commission. A key risk and uncertainty that we are currently facing is our cash flow and liquidity position.

As at June 30, 2005, we had approximately $339.0 million indebtedness outstanding comprising our Secured Bonds and Working Capital Facility. Our ability to pay our debt obligations depends on our current and future performance. To a significant extent, our performance will be subject to general economic, financial, competitive, legislative, regulatory and other factors, including lumber and pulp prices, all of which are beyond our control.

As a result of the continuing softwood lumber dispute, current market conditions and our current capital and operating cost structure, we have not generated sufficient cash flows from operations to meet our debt service obligations and to fund the capital requirements and structural changes of our business. We have taken and will be taking certain steps, including taking down-time at our logging and sawmill operations during the summer of 2005 and deferral of the payment of 50% of the interest due on June 30, 2005 on our Secured Bonds, to improve our liquidity situation in the short term. We have also initiated a strategic review of our operations to address long term liquidity and operating prospects and strategy. Although we believe the steps we have taken to date should give us sufficient liquidity to sustain our current operations into 2006, there can be no assurance that we will be successful in our efforts to implement our plan to reduce our debt service requirements and improve our cash flow. Moreover, no assurance can be given that our business will generate sufficient cash flow from operations to pay our ongoing debt obligations or fund our other liquidity needs.

We believe it will be necessary for us to reduce our level of indebtedness and debt service requirements to sustain and improve our operating performance, particularly if market conditions for our products do not improve. Although we will likely seek to refinance our Secured Bonds now that they have become redeemable, we cannot provide any assurance that we will be able to do so on favourable terms or at all or that we can secure any further credit facilities or that the terms of any such credit facilities will be favourable.

For a full discussion of the risks and uncertainties which affect our business please see our 2004 Annual Report, Annual Information Form and Form 20-F/A which are available on Sedar at www.sedar.com. Any of the risks and uncertainties described in this quarterly report and in the above noted documents could have a material adverse affect on our operations and financial conditions and cash flow and should be carefully considered in evaluating our business.

OUTLOOK

Lumber prices fell in June and have continued to decrease in July driven by excess supply in the market place and the summer buying slowdown. Both Canadian and US producers have been producing at high levels with BC Interior producers in particular processing the wood affected by the pine beetle. Housing starts in the US remain strong and we expect to see some recovery in prices towards the end of the summer. The Japanese market remains stable and is not expected to move significantly in either direction. The Western Red Cedar market continues to be oversupplied. We have

WESTERN FOREST PRODUCTS INC.        9        2005 SECOND QUARTER REPORT


managed to increase our cedar lumber sales volumes in each of the last two years and have recently strengthened our cedar sales team to continue to enhance our competitiveness in these markets.

NBSK pulp prices fell off in the third quarter and we expect to see them continuing to decrease during the remainder of the summer. However, NBSK pulp inventory levels are currently fairly low indicating that prices may be at or near the bottom of the cycle and may increase as we move into the fall.

We have taken action to preserve the Company's short-term liquidity by establishing the working capital reserve currently with a balance of $33 million, deferring payment of 50% of the secured bond interest that was due on June 30, 2005 and taking down-time in our solid wood division over the summer to free up cash currently invested in log and lumber inventories.

Given these challenging market conditions, we have begun to implement a number of strategic initiatives to improve our solid wood segment with a focus on increasing the long-term cash flow potential of this business. The first part of this strategy was announced on August 4, 2005 with the reduction in the number of operating sawmills from six to four. This will increase the utilization of the Company's best assets and drive down unit costs in order to make us more competitive. We are also implementing a number of non-capital plans with a focus on developing an expanded presence in the cedar and dry hemlock markets, continuing the process of integrating our operations from logging through to sales and marketing, and hiring the management talent necessary to implement the changes.

With the uncertain outlook our debt is too high. We are reviewing alternatives to reduce the Secured Bonds that became callable by us after July 27, 2005. This may include a refinancing of the bonds, reducing the overall level of indebtedness through the use of existing cash resources, reviewing all of our assets including our private timberlands and pulp operations to determine if they should remain core to our business and a common share equity offering, or any combination thereof.

Longer-term, we continue to believe that consolidation of the British Columbia coastal forest industry will enhance the ability of coastal producers to compete in world markets. We will seek opportunities to lead in this consolidation as well as looking at other growth possibilities.

OUTSTANDING SHARE DATA

As of August 9, 2005, 25,631,795 of our Common Shares are issued and outstanding. In addition, we have issued 569,373 Tranche 1 Class C Warrants, 854,146 Tranche 2 Class C Warrants, and 1,423,743 Tranche 3 Class C Warrants (collectively, the "Class C Warrants"). We have reserved up to 2,847,262 Common Shares for issuance upon the exercise of the Class C Warrants. We have also reserved 2,500,000 Common Shares for issuance upon the exercise of options granted under our incentive stock option plan. As of August 9, 2005 we have granted 374,590 options under our incentive stock option plan.

OTHER MATTERS

Other than as described in this quarterly report, there has been no change to the information provided in our MD&A for the period from July 28, 2004 to December 31, 2004, dated March 24, 2005 ("2004 Annual MD&A") in respect of the following items: Contractual Obligations (other than ordinary course), Financial Instruments, Off-balance Sheet Arrangements, Transactions with Related Parties, Critical Accounting Estimates, Changes in Accounting Policy and Risks and Uncertainties. Please see our 2004 Annual MD&A for information on these items.

Additional information about the Company, including our Annual Information Form is available at www.sedar.com under the Company name, Western Forest Products Inc. Information about the operation of our business by our Predecessor prior to the implementation of the Plan, including our Predecessor's last Form 20-F, is available at www.sedar.com under the Predecessor's name, Doman Industries Limited.

                       On behalf of the Board of Directors



   John MacIntyre                                       Reynold Hert
     Chairman                              President and Chief Executive Officer


Duncan, BC
August 9, 2005

WESTERN FOREST PRODUCTS INC.        10        2005 SECOND QUARTER REPORT


Note:

We have prepared the financial information contained in this discussion and analysis in accordance with Canadian generally accepted accounting principles ("GAAP"). Reference is also made to EBITDA. EBITDA is defined as operating earnings (loss) plus amortization of property, plant and equipment and the write-down of property, plant and equipment. We use EBITDA as a benchmark measurement of our own operating results, and as a benchmark relative to its competitors. We consider EBITDA to be a meaningful supplement to operating income as a performance measure primarily because amortization expense and property write-downs are not actual cash costs, and varies widely from company to company in a manner that we consider largely independent of the underlying cost efficiency of their operating facilities. In addition, we believe EBITDA is commonly used by securities analysts, investors and other interested parties to evaluate our financial performance.

EBITDA does not represent cash generated from operations as defined by Canadian GAAP and it is not necessarily indicative of cash available to fund cash needs. Furthermore, EBITDA does not reflect the impact of a number of items that affect our net income (loss). EBITDA is not a measure of financial performance under GAAP, and should not be considered as an alternative to measures of performance under GAAP. Moreover, because all companies do not calculate EBITDA in the same manner, EBITDA as calculated by us may differ from EBITDA as calculated by other companies.

THE FOREGOING CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934. THOSE STATEMENTS APPEAR IN A NUMBER OF PLACES IN THIS DOCUMENT AND INCLUDE STATEMENTS REGARDING OUR INTENT, BELIEF OR CURRENT EXPECTATIONS PRIMARILY WITH RESPECT TO MARKET AND GENERAL ECONOMIC CONDITIONS, FUTURE COSTS, EXPENDITURES, AVAILABLE HARVEST LEVELS AND OUR FUTURE OPERATING PERFORMANCE. SUCH STATEMENTS MAY BE INDICATED BY WORDS SUCH AS "ESTIMATE", "EXPECT", "ANTICIPATES", "PLAN", "INTEND", "BELIEVE", "WILL", "SHOULD", "MAY" AND SIMILAR WORDS AND PHRASES. READERS ARE CAUTIONED THAT ANY SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES AND MAY INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, AND THAT ACTUAL RESULTS MAY DIFFER FROM THOSE EXPRESSED OR IMPLIED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING GENERAL ECONOMIC AND BUSINESS CONDITIONS, PRODUCT SELLING PRICES, RAW MATERIAL AND OPERATING COSTS, CHANGES IN FOREIGN CURRENCY EXCHANGE RATES, CHANGES IN GOVERNMENT REGULATION, FLUCTUATIONS IN DEMAND AND SUPPLY FOR OUR PRODUCTS, INDUSTRY PRODUCTION LEVELS, OUR ABILITY TO EXECUTE OUR BUSINESS PLAN AND MISJUDGMENTS IN THE COURSE OF PREPARING FORWARD-LOOKING STATEMENTS. THE INFORMATION CONTAINED UNDER THE "RISK FACTORS" SECTION IN OUR ANNUAL INFORMATION FORM AND UNDER THE "RISK FACTORS" SECTION OF OUR FORM 20-F/A IDENTIFIES IMPORTANT FACTORS THAT COULD CAUSE SUCH DIFFERENCES. ALL WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO US OR PERSONS ACTING ON OUR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE FOREGOING CAUTIONARY STATEMENTS.

WESTERN FOREST PRODUCTS INC.            11            2005 SECOND QUARTER REPORT




MANAGEMENT'S DISCUSSION AND ANALYSIS -- APPENDIX A

SUMMARY OF SELECTED RESULTS FOR THE LAST EIGHT QUARTERS
SELECTED FINANCIAL INFORMATION
(millions of Canadian dollars except per unit sales prices)

                                                                        QUARTER
                            ------------------------------------------------------------------------------------------------
                                     2005                 2004                        2004                       2003
                            --------------------   -------------------   ------------------------------  -------------------
                               2nd       1st         4th       3rd         3rd       2nd       1st          4th       3rd
                            --------------------   -------------------   ------------------------------  -------------------
                                                            (July 28     (July 1 -
                                                           - Sept 30)    July 27)
                            ------------------------------------------   ---------------------------------------------------
                                                                         Predecessor (restated for sale of Port Alice
                                             Company                                 pulp mill in May, 2004)
                            ------------------------------------------   ---------------------------------------------------

AVERAGE EXCHANGE RATE --
CDN $ TO PURCHASE ONE
U.S. $                      $ 1.2411   $1.2259      $1.2219  $1.3227     $ 1.3338   $1.3489   $1.3190      $1.3226  $1.3794

NET SALES
    Lumber                  $  107.5   $  97.3      $  87.8  $  85.5     $   21.4   $  116.5  $ 101.1      $  81.3  $  92.2
    Logs                        26.0      18.2         27.7     31.8         13.5       53.4     14.1         25.9     22.1
    By-Products                  7.0       7.1          5.7      5.2          3.0        6.5      5.3          6.2      5.5
                            -------------------     -----------------    -----------------------------     -----------------
    Solid wood segment         140.5     122.6        121.2    122.5         37.9      176.4    120.5        113.4    119.8
    Pulp segment                45.9      40.1         44.6     35.8          6.4       52.2     42.4         43.4     40.1
                            -------------------     -----------------    -----------------------------     -----------------
                            $  186.4   $ 162.7      $ 165.8  $ 158.3     $   44.3   $  228.6  $ 163.0      $ 156.8  $ 159.9
                            ===================     =================    =============================     =================

LUMBER
    Lumber production --
    millions of board
    feet                         186       185          158      132           59        175      155          165      143
    Lumber sales --
    millions of board
    feet                         176       162          158      135           30        171      175          156      164

LOGGING
    Log production --
    thousands of cubic
    metres                     1,148       498          894      681          422      1,158      769          709      473
    Log purchases --
    thousands of cubic
    metres                       192       200          257      254           99        421      318          227      301
    Log sales --
    thousands of cubic
    metres                       213       166          236      291          120        449      100          176      171
    Internal Log
    consumption --
    thousands of cubic
    metres                       844       875          768      605          261        936      809          907      896

NBSK PULP
    Pulp production --
    thousands of tonnes           72        67           73       46           11         72       64           62       59
    Pulp sales --
    thousands of tonnes           73        62           75       51            9         66       61           67       64

SALES PRICES
    Lumber -- per
    thousand board feet      $  612    $   599      $   557  $   633     $    712   $    681  $   577      $   521  $   562
    Logs -- per cubic
    metre                       122    $   110      $   117  $   109     $    113   $    119  $   141      $   147  $   129
    Pulp -- per tonne        $  624    $   651      $   601  $   694     $    734   $    797  $   697      $   648  $   627
EBITDA
    Solid wood segment       $  2.2    $  11.0      $ (10.3) $  19.7     $   10.9   $   37.0  $  17.7      $  (1.1) $  (1.6)
    Pulp segment               (0.7)       1.9         (1.8)     0.5        (10.7)      12.2      0.1         (2.2)    (1.0)
    General corporate          (3.8)      (4.2)        (3.7)    (2.4)        (0.7)      (2.1)    (2.0)        (2.6)    (1.6)
                             ------------------     -----------------    -----------------------------     -----------------
                             $ (2.3)   $   8.7      $ (15.8) $  17.8     $   (0.5)  $   47.1  $  15.8      $  (5.9) $  (4.2)
                             ==================     =================    =============================     =================

NET EARNINGS (LOSS)          $ (37.2)  $  (5.3)     $ (19.6)    14.1
NET EARNINGS LOSS PER
SHARE - BASIC AND DILUTED    $ (1.45)  $ (0.21)     $ (0.76) $  0.55

RECONCILIATION OF EBITDA TO NET  EARNINGS (LOSS)

EBITDA                       $   (2.3) $   8.7      $ (15.8) $  17.8     $   (0.5)  $   47.1  $  15.8      $  (5.9) $  (4.2)
     Amortization of
     property, plant and
     equipment                  (10.3)    (6.2)        (8.7)    (5.5)        (4.4)     (17.2)   (11.5)       (12.2)    (9.5)
     Write-down of
     property, plant and
     equipment                   (8.5)     --           --       --           --          --       --         (1.1)    (4.9)
     Interest expense           (12.0)   (11.8)       (11.2)    (8.7)        (8.7)     (31.5)   (28.9)       (22.2)   (27.1)
     Foreign exchange gain
     (loss) on translation
     of long-term debt           (3.3)    (1.6)        12.6     14.9          0.6      (16.1)   (11.1)        34.2     (2.0)
     Other income / expense      (0.4)     5.8          --      (0.1)        (5.5)      (0.4)     0.1          0.7      0.4
     Financial
     restructuring costs                                --       --          (3.1)      (5.0)    (3.3)        (2.5)    (1.7)
     Income taxes                (0.3)    (0.3)         3.5     (4.3)         0.7       (0.4)    (0.4)        (0.5)    (0.4)
     Net loss from
     discontinued
     operations                    --      --           --       --          (1.6)      (5.6)    (5.1)        (5.0)    (5.7)
     Provision for
     preferred dividends           --      --           --       --          (0.4)      (1.2)    (1.2)        (1.2)    (1.2)
                             ------------------     -----------------    -----------------------------     -----------------
NET EARNINGS (LOSS)
ATTRIBUTABLE TO COMMON
SHARES                       $  (37.2) $  (5.3)     $ (19.6) $  14.1     $  (22.9)  $  (30.3) $ (45.5)     $ (15.7) $ (56.4)
----------------------------------------------------------------------------------------------------------------------------

WESTERN FOREST PRODUCTS INC.        12        2005 SECOND QUARTER REPORT


CONSOLIDATED BALANCE SHEETS
(Expressed in millions of Canadian dollars)
----------------------------------------------------------------------------------------------------------------
                                                                              June 30, 2005   December 31, 2004
                                                                        ----------------------------------------
                                                                                (Unaudited)           (Audited)
ASSETS
Current assets
    Cash                                                                            $   0.1            $    5.0
    Accounts receivable                                                                77.3                78.0
    Inventory                                                                         180.4               176.7
    Restricted cash (note 5)                                                           33.1                  --
    Prepaid expenses                                                                    7.1                 5.2
                                                                        ----------------------------------------
                                                                                      298.0               264.9
Restricted assets (note 5)                                                                                 24.4
Investments                                                                             7.2                 7.1
Property, plant and equipment                                                         367.1               395.6
Other assets                                                                            1.1                 1.4
                                                                        ----------------------------------------

                                                                                    $ 673.4            $  693.4
                                                                        ========================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
    Bank indebtedness (note 4)                                                      $  79.2            $   78.1
    Accounts payable and accrued liabilities                                           86.0                72.2
                                                                        ----------------------------------------
                                                                                      165.2               150.3
Long-term debt (note 5)                                                               259.8               253.5
Future income taxes                                                                    10.5                10.5
Other liabilities                                                                      30.5                29.4
                                                                        ----------------------------------------
                                                                                      466.0               443.7
Shareholders' equity
    Common Shares                                                                     255.2               255.2
    Contributed surplus                                                                 0.2                  --
    Deficit                                                                           (48.0)              (5.5)
                                                                        ----------------------------------------
                                                                                      207.4               249.7
                                                                        ----------------------------------------

                                                                                    $ 673.4            $  693.4
                                                                        ========================================

Commitments and Contingencies (note 6)
See accompanying notes to consolidated financial statements

Approved on behalf of the Board:

"Reynold Hert" Director

"John MacIntyre" Director

WESTERN FOREST PRODUCTS INC.        13        2005 SECOND QUARTER REPORT



CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Expressed in millions of Canadian dollars, except
for share and per share amounts)
-----------------------------------------------------------------------------------------------------------------------------
                                                          Three Months Ended June 30           Six Months Ended June 30
                                                            2005              2004               2005             2004
                                                          ------------------------------     --------------------------------
                                                             Company       Predecessor          Company        Predecessor
                                                                            (Restated)                         (Restated)
Sales                                                        $  186.4        $ 228.6            $ 349.1         $ 391.6

Cost and expenses
    Cost of goods sold                                          153.0          148.6              278.0           267.6
    Anti-dumping and countervailing duties                       13.6           12.6               22.1            22.1
    Freight expenses                                             16.6           14.4               30.9            28.2
    Amortization of property, plant and equipment                10.3           17.2               16.5            28.6
    Write-down of property, plant and equipment
    (note 10)                                                     8.5            --                 8.5             --
    Selling and administration                                    5.5            6.0               11.7            10.9
                                                          ------------------------------     --------------------------------
                                                                207.5          198.8              367.7           357.4
                                                          ------------------------------     --------------------------------

Operating earnings (loss)                                       (21.1)          29.8              (18.6)           34.2

Interest expense                                                (12.0)         (32.4)             (23.8)          (62.4)
Foreign exchange loss on translation of long-term
debt                                                             (3.3)         (15.1)              (4.9)          (25.1)
Other income / expense                                           (0.5)          (0.4)               5.3            (0.4)
Financial restructuring costs                                     --            (5.0)               --             (8.3)
                                                          ------------------------------     --------------------------------

Loss before income taxes                                        (36.9)         (23.1)             (42.0)          (62.0)
Income taxes                                                     (0.3)          (0.4)              (0.5)           (0.7)
                                                          ------------------------------     --------------------------------

Net loss from continuing operations                             (37.2)         (23.5)             (42.5)          (62.7)
Net loss from discontinued operations                             --            (5.6)               --            (10.8)
                                                          ------------------------------     --------------------------------

Net loss                                                        (37.2)         (29.1)             (42.5)          (73.5)
Provision for dividends on preferred shares                       --            (1.2)               --             (2.4)
                                                          ------------------------------     --------------------------------

Net loss attributable to common and non-voting
shares                                                       $  (37.2)       $ (30.3)           $ (42.5)        $ (75.9)
                                                          ==============================     ================================

Loss per share:
    Basic                                                    $  (1.45)      $  (0.71)          $  (1.66)       $  (1.79)
    Diluted                                                  $  (1.45)      $  (0.71)          $  (1.66)       $  (1.79)
Weighted average number of common and non-voting
  shares outstanding (thousands of shares)                     25,636         42,481             25,636          42,481


See accompanying notes to the consolidated financial statements

WESTERN FOREST PRODUCTS INC.        14        2005 SECOND QUARTER REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Expressed in millions of Canadian dollars)
--------------------------------------------------------------------------------------------------------------------------------
                                                           Three Months Ended June 30             Six Months Ended June 30
                                                              2005             2004                2005              2004
                                                       -----------------------------------   -----------------------------------
                                                              Company        Predecessor           Company         Predecessor
Cash provided by (used in):                                                   (Restated)                           (Restated)
Operations:
    Net loss from continuing operations                        $ (37.2)          $ (23.5)            $ (42.5)         $ (62.7)
    Items not involving cash:
         Amortization of property, plant and
         equipment                                                10.3              17.2                16.5             28.6
         Amortization and write-down of deferred
           charges                                                 --                0.9                 0.1              2.0
         Write-down of property, plant and equipment               8.5               --                  8.5              --
         Foreign currency translation loss                         3.3              15.1                 4.9             25.1
         Accretion of debt discount                                0.7               --                  1.4              --
         (Gain) loss on property, plant and
           equipment disposals                                     0.3               --                  0.3             (0.4)
         Other                                                     1.3              (5.4)                1.2             (4.9)
                                                       -----------------------------------   -----------------------------------
                                                                 (12.8)              4.3                (9.6)           (12.3)
                                                       -----------------------------------   -----------------------------------
    Changes in non-cash working capital items:
         Accounts receivable                                       4.4             (25.0)                0.7            (41.1)
         Inventory                                                (6.3)            (23.2)               (3.7)           (29.4)
         Prepaid expenses                                         (2.3)             (2.1)               (1.8)            (4.1)
         Accounts payable and accrued liabilities                  1.2              22.1                13.8             46.0
         Accounts payable and accrued liabilities
           subject to compromise                                   --               21.6                 --              41.2
                                                       -----------------------------------   -----------------------------------
                                                                  (3.0)             (6.6)                9.0             12.6
                                                       -----------------------------------   -----------------------------------
    Cash provided (used) by continuing operations                (15.8)             (2.3)               (0.6)             0.3
    Cash used by discontinued operations                           --               (1.0)                --              (3.7)
                                                       -----------------------------------   -----------------------------------
                                                                 (15.8)             (3.3)               (0.6)            (3.4)
                                                       -----------------------------------   -----------------------------------
    Investments:
         Additions to property, plant and equipment               (2.9)             (2.1)               (3.4)            (2.1)
         Additions to capitalized roads                           (5.9)            (11.0)               (7.9)           (16.7)
         Disposals of property, plant and equipment               12.4               --                 14.4              1.1
         Restricted cash                                         (11.8)              --                (30.2)             --
         Bill 28 take back proceeds and                            --                --                 21.5              --
         infrastructure advance (note 6(a))
         Other                                                     0.1               3.3                 0.2              3.4
                                                       -----------------------------------   -----------------------------------
                                                                  (8.1)             (9.8)               (5.4)           (14.3)
                                                       -----------------------------------   -----------------------------------
    Financing:
         Bank indebtedness                                        12.0              11.4                 1.1             14.0
                                                       -----------------------------------   -----------------------------------
                                                                  12.0              11.4                 1.1             14.0
                                                       -----------------------------------   -----------------------------------
    Increase (decrease) in cash                                  (11.9)             (1.7)               (4.9)            (3.7)
    Cash, beginning of period                                     12.0              19.6                 5.0             21.6
                                                       -----------------------------------   -----------------------------------
    Cash, end of period                                        $   0.1           $  17.9             $   0.1          $  17.9
                                                       =========================================================================


See accompanying notes to the consolidated financial statements

WESTERN FOREST PRODUCTS INC.        15        2005 SECOND QUARTER REPORT


NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(Tabular amounts expressed in millions of Canadian dollars)

1.       BASIS OF PRESENTATION

         Western Forest Products Inc.'s (the "Company") business is the harvesting of timber and the manufacturing and sale of lumber and pulp for worldwide markets.

         The Company acquired all of its operating assets from Doman Industries Limited and certain of it subsidiaries ("Doman" or the "Predecessor") on July 27, 2004. For a full discussion of the Company's acquisition of Doman's assets and Doman's reorganization, please see the Company's annual information form filed on Sedar at www.sedar.com.

         The Predecessor's financial information has been presented to provide additional information for the reader. In reviewing the Predecessor's financial information, readers are reminded that they do not reflect the effects of the financial reorganization or the application of its accounting described in the Company's 2004 annual report. Certain amounts presented in the Predecessor's financial information have been reclassified to conform with the presentation adopted by the Company and have also been restated to reflect the classification of the Port Alice pulp mill as discontinued operations.

2.       SIGNIFICANT ACCOUNTING POLICIES

         These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and, accordingly, should be read in conjunction with the Company's most recent audited annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application used in the Company's consolidated financial statements as at December 31, 2004 and for the period from July 28, 2004 to December 31, 2004.

3.       ADOPTION OF NEW ACCOUNTING POLICY

         The new Canadian Institute of Chartered Accountants Accounting Guideline 15 "Consolidation of Variable Interest Entities" is effective for fiscal years commencing after November 1, 2004. The Guideline provides criteria for identifying Variable Interest Entities and their consolidation. The Company has determined that the Guideline does not materially impact the Company's Interim Consolidated Financial Statements.

4.       CREDIT FACILITY

         On July 27, 2004 the Company established a three-year revolving credit facility, secured by receivables and inventory, which bears an interest rate of prime plus 0.75%. The size of this asset backed facility is determined by the level of outstanding receivables and inventory, but cannot exceed $100.0 million.

         At June 30, 2005, of the full $100.0 million of the facility that was available to the Company, $79.2 million had been drawn down and $4.0 million was used to support standby letters of credit leaving a balance of $16.7 million available for future use.

5.       LONG-TERM DEBT

         On July 27, 2004 the Company issued US$221.0 million of 15% Secured Bonds due in 2009 for proceeds of US$210.0 million. Interest is payable semi-annually in arrears on December 31 and June 30 of each year commencing December 31, 2004. The Company has the right to defer payment of up to one-half of the interest payable on any interest payable date for up to five years but not beyond the maturity date of the Secured Bonds. The Secured Bonds are secured by a first priority charge over all of the fixed assets of the Company including timber tenures, sawmills and the value-added lumber remanufacturing plant. The security ranks subordinate to the security provided under the working capital facility (see note 4). The Secured Bonds are redeemable at the option of the Company at any time after July 27, 2005 at their principal amount plus (i) a premium (which decreases annually to their 2009 maturity date resulting in a redemption price of: 2005 -- 107.50%; 2006 -- 105.50%; 2007 -- 103.50%; 2008 -- 101.50%) and (ii) any accrued and unpaid interest.

WESTERN FOREST PRODUCTS INC.        16        2005 SECOND QUARTER REPORT


         The indenture governing the Secured Bonds contains certain restrictions regarding, among other things, the ability of the Company to incur additional indebtedness (with certain exceptions) and limitations on the payment of dividends and other restricted payments. Subject to ensuring adequate liquidity, proceeds from asset sales, a softwood lumber duty settlement and capital market transactions are generally to be used to redeem Secured Bonds. On March 24, the Company established a working capital reserve account as defined in the Bond Indenture with a permissible ceiling of up to $50.0 million. Proceeds from asset sales will be credited to the reserve account and be available for operational requirements, if needed. At June 30, 2005, the balance in the working capital reserve account was $33.1 million and is included in current assets as restricted cash.

         The Company chose to defer payment of 50% of the interest due on June 30, 2005 as it is entitled to do as discussed above. The Company has not yet determined when it will pay this interest to the bondholders. The interest deferred of US$8.3 million accrues interest at 15% and is included in accounts payable and accrued liabilities.

6.       COMMITMENTS AND CONTINGENCIES

         (a)      THE FORESTRY REVITALIZATION PLAN

         Retroactive to March 31, 2003, the Government of British Columbia (the "Crown" or "Provincial Government") as part of the Forestry Revitalization Plan (the "FR Plan"), reduced the Crown land portion of the allowable annual cut ("AAC") from major tenure holders by 20%, less an exemption for the first 200,000 cubic metres, in exchange for compensation payable by the Crown. In January 2005, pursuant to terms of the settlement framework agreement negotiated in late 2004, the Company received $16.5 million in compensation for the loss of 685,216 cubic metres of AAC and 827 hectares of timber licences. Under this agreement, the Company also received an advance payment of $5.0 million towards compensation for improvements the Company made to Crown land in the take-back areas ($4.0 million was recorded as a reduction in capitalized roads and $1.0 million has been recorded in accounts payable for future site obligations). The amounts were included as receivables in restricted assets as of December 31, 2004 and these proceeds resulted in no gain or loss due to the fair value allocations as at July 28, 2004.

         Negotiations in 2005 will finalize take-back areas, complete the compensation payments for improvements and determine if there will be cost recovery for costs already incurred for planning and inventories. Included in other income during the first quarter was $5.8 million for reimbursements agreed to date with the BC Government for project engineering and other costs incurred by our Predecessor with respect to certain timber cutting rights taken back by the BC Government. This was adjusted in the second quarter to reallocate $0.7 million as proceeds from the disposal of property, plant and equipment. The final comprehensive settlement agreement is expected to be reached in 2005.

         (b)      SOFTWOOD LUMBER DUTIES

         The Company has recorded countervailing and antidumping duties assessed on Canadian softwood lumber exports to the United States totalling $13.6 million for the second quarter of 2005. Cumulative duties from May 22, 2002, when cash deposits were made necessary for shipments of Canadian lumber into the US, until June 30, 2005, total US$90.1 million.

         On April 26, 2005 we were notified by the US Department of Commerce ("USDOC") that we were not entitled to use the reduced "all others rate" for anti-dumping duty deposits of 3.78% unless we filed a changed circumstances review request with the USDOC to confirm that we are the successor in interest to our Predecessor. We have since filed an application for an expedited changed circumstances review and while we believe the outcome will be favourable, we can provide no assurance as to its outcome. In the interim we will post anti-dumping deposits at the recently revised higher rate of 11.54%. In addition, as we had been posting deposits at our Predecessors' "all others rate" of 3.78% with respect to the period from December 20, 2004 to April 26, 2005, we have been required to post an additional $0.5 million to June 30, 2005 which we have expensed in these financial statements, and posted a further $0.2 million subsequent to the quarter end. We may be required to post further deposits amounting to $2.1 million for which no provision has been recorded in these financial statements. We have received a preliminary ruling on our application accepting our position. A final ruling is expected in August 2005.

         The Company and other Canadian forest product companies, the Federal Government and Canadian Provincial Governments ("Canadian Interests") categorically deny the US allegations and strongly disagree with the final

WESTERN FOREST PRODUCTS INC.        17        2005 SECOND QUARTER REPORT


         countervailing and antidumping determinations made. Canadian Interests continue to aggressively defend the Canadian industry in this U.S. trade dispute and have appealed the US decisions to NAFTA panels and the WTO.

         A NAFTA Panel has ruled that the US authorities have not been able to provide the NAFTA Panel with substantive evidence to support their ruling of "threat of injury". The NAFTA Panel requested that they reverse their ruling on "threat of injury" with which they reluctantly complied. US interests are appealing this ruling to an Extraordinary Challenge Committee ("ECC") Panel. If the ECC Panel upholds this finding by the NAFTA Panel, the Company would expect that all prior duties paid would be refunded with interest. However, there can be no certainty that they would comply with this ruling and US industry and trade groups have indicated that they may even challenge the constitutional validity of NAFTA in US courts.

         On June 1, 2005, the USDOC issued preliminary results for the second administrative review period from May 1, 2003 to April 30, 2004 in the anti-dumping case and April 1, 2003 to March 31, 2004 in the countervailing duty case. The review process resulted in preliminary anti-dumping rates ranging from 0.51% to 5.62% for the eight selected companies reviewed and a review specific average of 2.44% (currently 3.78%) for all of the other companies that had requested a company-specific review. The review process also resulted in a preliminary countervailing rate of 8.18% (currently 16.37%) for all imports of softwood lumber from Canada excluding companies and certain products from the Maritime Provinces. These rates are preliminary, subject to review and comments, with expected final rates to be published in October of 2005 (unless the review is extended). The final rates will also be subject to appeals as discussed below.

         The final amount of countervailing and anti-dumping duties that may be assessed on the Company's Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on appeals of the final determinations to any reviewing courts, NAFTA or WTO panels. Notwithstanding the final rates established in the investigations, the final liability for the assessment of countervailing and anti-dumping duties will not be determined until each annual administrative review process is complete, including appeals. A fuller discussion of the softwood lumber duty issue can be found in our 2004 Annual Report, 2004 Annual Information Form and Form 20-F/A.

         (c)      LITIGATION AND CLAIMS

         In the normal course of its business activities, the Company may be subject to a number of claims and legal actions that may be made by customers, suppliers and others in respect of which either provision has been made or for which no material liability is expected.

         A lumber broker for our Predecessor, commenced an action in New York in 2001 alleging that our Predecessor was in breach of U.S. anti-trust legislation. The court dismissed the lumber brokers complaint, however, they are appealing the decision. We believe the claim is without merit and will vigorously defend it.

         During the quarter the Company and the Province of British Columbia resolved a number of outstanding claims and counterclaims in settlement of which the Company received $1.3 million in cash.

7.       SEGMENTED INFORMATION

         The Company is an integrated Canadian forest products company operating in two industry segments. The Solid Wood Segment comprises the Company's timber harvesting, reforestation, sawmilling, value-added lumber remanufacturing and lumber marketing operations. The Pulp Segment comprises the Company's NBSK pulp manufacturing and sales operations. Sales to other segment are accounted for at prices which approximate market value.

                                                                            Quarter ended June 30, 2005
                                                                ----------------------------------------------------
                                                                Solid wood     Pulp      Corporate        Total
         ------------------------------------------------------ ------------ ---------- ------------- --------------
         Sales to external customers                                $ 140.5       45.9            --          186.4
         Sales to other segment                                     $   7.2         --            --            7.2
         Operating Loss                                             $ (16.0)      (1.4)         (3.7)         (21.1)
         Amortization of property, plant and equipment              $   9.7        0.7            --           10.3
         Write-down of property, plant and equipment                $   8.5         --            --            8.5
         Capital expenditures                                       $   8.6        0.3            --            8.8

WESTERN FOREST PRODUCTS INC.        18        2005 SECOND QUARTER REPORT



                                                                           Six months ended June 30, 2005
                                                                ----------------------------------------------------
                                                                Solid wood     Pulp      Corporate        Total
         ------------------------------------------------------ ------------ ---------- ------------- --------------
         Sales to external customers                                $ 263.1       86.0            --          349.1
         Sales to other segment                                     $  14.9         --            --           14.9
         Operating Loss                                             $ (10.5)      (0.2)         (7.9)         (18.6)
         Amortization of property, plant and equipment              $  15.2        1.3            --           16.5
         Write-down of property, plant and equipment                $   8.5         --            --            8.5
         Capital expenditures                                       $  10.9        0.4            --           11.3

8.       PENSION EXPENSE

         The Company has defined benefit pension plans which cover substantially all salaried employees. The plans provide pensions based on length of service and final average earnings. The Company also has health care plans covering certain hourly and retired salaried employees. The Company recorded expense of $0.9 million in the three months ended June 30, 2005 with respect to these defined benefit plans and a further $2.1 million with respect to the contributions to the hourly paid employee union pension plans ($1.8 million and $4.2 million, respectively for the year to date).

9.       FINANCIAL INSTRUMENTS

         The Company has significant exposures to individual customers including one customer which comprised 12% of the Company's sales for the six months ended June 30, 2005. The accounts receivable balance from the same customer comprised 19% of the Company's outstanding receivables at June 30, 2005 and was insured through the Export Development Corporation as to approximately 83% of the balance outstanding. The Company's general practice is to make sales on a cash basis, without credit terms, or to insure them for 90% of their sales value with the Export Development Corporation. The uninsured portion primarily results from the timing of shipments.

10.      SUBSEQUENT EVENTS

         On August 4, 2005 the Company announced that it would restructure its sawmill operations. The Silvertree sawmill will be closed at the end of October, the buildings dismantled and the site sold and production transferred to the Duke Point sawmill. The Saltair sawmill will be indefinitely curtailed also effective at the end of October pending determination on future opportunities for profitable production and its current production transferred to the Cowichan Bay and Ladysmith sawmills. The Company has written down the Silvertree sawmill to its estimated recoverable value and taken a charge of $8.5 million in these financial statements. In the third quarter the Company estimates that it will record an additional charge of approximately $7.2 million with respect to severance and other restructuring costs associated with the closure of the Silvertree sawmill. No write-down has been recorded with respect to the Saltair sawmill at this time pending a final decision on its future. The net book value of the Saltair sawmill at June 30, 2005 was $10.3 million.

WESTERN FOREST PRODUCTS INC.        19        2005 SECOND QUARTER REPORT



                         [WESTERN FOREST PRODUCTS LOGO]


          HEAD OFFICE
         435 Trunk Road
    Duncan, British Columbia               FINANCIAL STATEMENTS ON THE INTERNET
         Canada V9L 2P9                           www.westernforest.com
          (250) 748-3711                             www.sedar.com
     Fax: (250) 748-6045
 E-mail: info@westernforest.com